Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

October 13, 2006

Tseshaht Nation buys surplus Port Alberni land from Catalyst

Catalyst Paper and Vancouver Island’s Tseshaht First Nation this week finalized an agreement that will see the Tseshaht buy 120 hectares (297 acres) of surplus company property in Port Alberni. The transaction will close on December 1, 2006.

The land is located next to the Tseshaht reserve and is part of the Somass River delta. It includes 1.4 kilometres of riverfront and is in the agricultural land reserve. Catalyst used the property to grow poplar and retains a right-of-way for a water pipeline to its Port Alberni mill.

The $2 million sale is part of an ongoing rationalization of property holdings that has seen Catalyst divest of six parcels of land considered non-core to business operations in the past year.

“When the Tseshaht approached us with an offer to purchase this property we saw it as a good opportunity to support aboriginal business initiatives in the Alberni Valley as the region evolves economically,” said Russell J. Horner, Catalyst president and chief executive officer. “At the same time we are receiving a fair market price for land we no longer require and that makes good sense for our business.”

The Tseshaht are one of 14 nations that make up the Nuu chah nulth Tribal Council. According to Tseshaht Chief Councillor Les Sam, this marks the largest land purchase by the Tseshaht to date.

“The transaction clearly indicates the benefits of First Nations working together with industry on initiatives that benefit both of us,” said Chief Councillor Les Sam. “This acquisition will help meet the needs of future Tseshaht governments in addressing community and business development opportunities.”

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, BC.

For more information:

Lyn Brown	Chief Councillor Les Sam
Vice-President, Corporate Social Responsibility	Tseshaht First Nation
604-654-4212	250-724-1225